UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 33)1

Steel Excel Inc.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

858122104
(CUSIP Number)

Warren G. Lichtenstein
Steel Partners Holdings L.P.
590 Madison Avenue, 32nd Floor
New York, New York 10022
(212) 520-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 10, 2011
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 858122104

1	NAME OF REPORTING PERSON SPH GROUP HOLDINGS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 4,361,998
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 4,361,998
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,361,998
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.0%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 858122104

1	NAME OF REPORTING PERSON SPH GROUP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 4,361,998
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 4,361,998
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,361,998
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.0%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 858122104

1	NAME OF REPORTING PERSON STEEL PARTNERS HOLDINGS L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 4,361,998
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 4,361,998
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,361,998
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.0%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 858122104

1	NAME OF REPORTING PERSON STEEL PARTNERS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 4,361,998
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 4,361,998
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,361,998
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.0%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 858122104

1	NAME OF REPORTING PERSON WARREN G. LICHTENSTEIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 18,290 *
	8	SHARED VOTING POWER 4,361,998
	9	SOLE DISPOSITIVE POWER 18,290 *
	10	SHARED DISPOSITIVE POWER 4,361,998
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,380,288 *
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.2%
14	TYPE OF REPORTING PERSON IN

* Includes 541 Shares underlying Restricted Stock Awards and 17,749 Shares underlying Non-Qualified Stock Options that are exercisable within 60 days of the date hereof.

CUSIP NO. 858122104

1	NAME OF REPORTING PERSON JACK L. HOWARD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,750 *
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 11,750 *
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,750 *
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%
14	TYPE OF REPORTING PERSON IN

* Represents 4,750 Shares underlying Restricted Stock Awards and 7,000 Shares underlying Non-Qualified Stock Options that are exercisable within 60 days of the date hereof.

CUSIP NO. 858122104

1	NAME OF REPORTING PERSON JOHN J. QUICKE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,750 *
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 11,750 *
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,750 *
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%
14	TYPE OF REPORTING PERSON IN

* Represents 4,750 Shares underlying Restricted Stock Awards and 7,000 Shares underlying Non-Qualified Stock Options that are exercisable within 60 days of the date hereof.

CUSIP NO. 858122104

1	NAME OF REPORTING PERSON MARK A. ZORKO
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 858122104

The following constitutes Amendment No. 33 to the Schedule 13D filed by the undersigned (“Amendment No. 33”).  This Amendment No. 33 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The aggregate purchase price of the 4,361,998 Shares owned directly by SPHG Holdings is approximately $135,697,582, including brokerage commissions.  The Shares owned directly by SPHG Holdings were acquired with funds of SPHG Holdings and an affiliated entity that initially purchased a portion of the Shares prior to being contributed to SPHG Holdings.

The remaining Shares reported herein beneficially owned by Messrs. Lichtenstein, Howard and Quicke represent Shares underlying Restricted Stock Awards and Non-Qualified Stock Options awarded to them in their capacities as directors and officers, as the case may be, of the Issuer.

SPHG Holdings effects purchases of securities primarily through margin accounts maintained for it with prime brokers, which may extend margin credit to it as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and the prime brokers’ credit policies.  In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) is hereby amended and restated to read as follows:

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 10,886,829 Shares outstanding, which is the total number of Shares outstanding as of November 4, 2011 as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 4, 2011.

As of the close of business on November 11, 2011, SPHG Holdings owned directly 4,361,998 Shares, constituting approximately 40.0% of the Shares outstanding.  By virtue of their relationships with SPHG Holdings, each of Steel Holdings, SPHG, Partners LLC and Warren G. Lichtenstein may be deemed to beneficially own the Shares owned by SPHG Holdings.

As of the close of business on November 11, 2011, Warren G. Lichtenstein beneficially owned 541 Shares underlying Restricted Stock Awards and 17,749 Shares underlying Non-Qualified Stock Options that are exercisable within 60 days of the date hereof which, together with the 4,361,998 Shares owned by SPHG Holdings that Mr. Lichtenstein may also be deemed to beneficially own, constitutes approximately 40.2% of the Shares outstanding.

As of the close of business on November 11, 2011, Jack L. Howard beneficially owned 4,750 Shares underlying Restricted Stock Awards and beneficially owned an additional 7,000 Shares underlying Non-Qualified Stock Options that are exercisable within 60 days of the date hereof, constituting in the aggregate less than 1% of the Shares outstanding.

CUSIP NO. 858122104

As of the close of business on November 11, 2011, John J. Quicke beneficially owned 4,750 Shares underlying Restricted Stock Awards and beneficially owned an additional 7,000 Shares underlying Non-Qualified Stock Options that are exercisable within 60 days of the date hereof, constituting in the aggregate less than 1% of the Shares outstanding.

Mark A. Zorko does not beneficially own any Shares.

Item 5(c) is hereby amended to add the following:

(c)           Schedule B annexed hereto lists all transactions in the Shares by SPHG Holdings since the filing of Amendment No. 32 to the Schedule 13D.  All of such transactions were effected in the open market.

CUSIP NO. 858122104

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 14, 2011	STEEL PARTNERS HOLDINGS L.P.

	By:	Steel Partners Holdings GP Inc. General Partner

	By:	/s/ Sanford Antignas
Sanford Antignas as Attorney-In-Fact for Warren G. Lichtenstein, Chief Executive Officer

SPH GROUP LLC

	By:	Steel Partners Holdings GP Inc. Managing Member

	By:	/s/ Sanford Antignas
Sanford Antignas as Attorney-In-Fact for Warren G. Lichtenstein, Chief Executive Officer

SPH GROUP HOLDINGS LLC

	By:	Steel Partners Holdings GP Inc. Manager

	By:	/s/ Sanford Antignas
Sanford Antignas as Attorney-In-Fact for Warren G. Lichtenstein, Chief Executive Officer

STEEL PARTNERS LLC

	By:	/s/ Sanford Antignas
Sanford Antignas as Attorney-In-Fact for Warren G. Lichtenstein, Chief Executive Officer

/s/ Sanford Antignas
SANFORD ANTIGNAS as Attorney-In-Fact for Warren G. Lichtenstein

/s/ Jack L. Howard
JACK L. HOWARD

/s/ John J. Quicke
JOHN J. QUICKE

/s/ Mark A. Zorko
MARK A. ZORKO

CUSIP NO. 858122104

SCHEDULE B

Transactions in the Securities of the Issuer Since the Filing of Amendment No. 32 to the Schedule 13D

Class of Security	Securities Purchased	Price ($)	Date of Purchase
SPH GROUP HOLDINGS LLC
Common Stock	20,100	25.6800	11/02/11
Common Stock	48	25.7000	11/07/11
Common Stock	40,000	25.7600	11/07/11
Common Stock	13,000	25.8800	11/08/11
Common Stock	5,000	25.9500	11/09/11
Common Stock	35,000	25.9300	11/10/11
Common Stock	10,000	25.9000	11/11/11